                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended       December 31, 1998
                                       ----------------------------

                                       OR

[   ]       TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

            For the transition period from __________ to  ________


Commission file number  1-4651
                       -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Echlin Incentive and Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                         Dana Corporation
                                         4500 Dorr Street
                                        Toledo, Ohio 43615

     ECHLIN INCENTIVE AND
      SAVINGS INVESTMENT PLAN
     FINANCIAL STATEMENTS AND
      ADDITIONAL INFORMATION
     DECEMBER 31, 1998 AND 1997

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                                                                                    Page

Report of Independent Accountants                                                                      4

Financial Statements:

         Statement of Net Assets Available for Benefits
          as of December 31, 1998 and 1997                                                             5

         Statement of Changes In Net Assets Available for Benefits,
          With Fund Information for the Years Ended December 31, 1998
          And 1997                                                                                     6-7

         Notes to Financial Statements                                                                 8-11

Additional Information*:

         Line 27 a - Schedule of Assets Held for Investment Purposes                             Schedule I

         Line 27d - Schedule of Reportable Transactions                                          Schedule II




*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Echlin Incentive and Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Echlin Incentive and Savings Investment Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the two years ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 25, 1999

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN                                  5


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                                           DECEMBER 31,
                                                                                      1998              1997
Assets
Investments,
At fair value:
     Putnam New Opportunities Fund                                                $      18,278    $      15,813
     Putnam Voyager Fund                                                                 30,807           29,340
     Dodge & Cox Balanced Fund                                                            6,298            6,400
     Vanguard Index Trust 500 Fund                                                       14,367           10,093
     AIM Constellation Fund                                                               9,568            9,655
     Templeton Foreign Equity Fund                                                        2,858            4,054
     Dana Corporation common stock                                                       29,992
     Massachusetts Mutual Life Insurance Company Mutual Fund                                               2,956
     Prudential Insurance Company of America Mutual Fund                                                   3,655
     Principal Mutual Life Insurance Company Mutual Fund                                                   6,251
     Echlin Inc. common stock                                                                             30,005
At contract value:
     New York Life Insurance Company Annuity                                              6,740            6,231
     INVESCO Stable Value Fund                                                           30,963           23,641
                                                                                  -------------    -------------
         Total investments                                                              149,871          148,094

Receivables:
     Employee loans                                                                       7,566            8,528
     Other receivables                                                                      114
                                                                                  -------------    -------------

         Total Assets                                                                   157,551          156,622
                                                                                  -------------    -------------

Liabilities
     Employee withdrawals payable                                                                            903
     Other payables                                                                         212              262
                                                                                  -------------    -------------
         Total liabilities                                                                  212            1,165
                                                                                  -------------    -------------

Net assets available for benefits                                                 $     157,339    $     155,457
                                                                                  =============    =============



The accompanying notes are an integral part of the financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998
(AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                  PUTNAM       DODGE     VANGUARD                 TEMPLETON
                                           DANA      PUTNAM         NEW        & COX      INDEX         AIM        FOREIGN
                                           STOCK     VOYAGER  OPPORTUNITIES  BALANCED   TRUST 500  CONSTELLATION   EQUITY
                                           FUND       FUND         FUND        FUND        FUND         FUND        FUND
Investment income (loss):
   Net appreciation
    (depreciation) of investments       $   3,898  $   4,408  $     3,195  $     (175)  $   2,810  $     1,441  $      (387)
   Interest and dividends                     959      2,063          571         566         208          237          314
                                        ---------  ---------  -----------  ----------   ---------  -----------  -----------
     Total investment income                4,857      6,471        3,766         391       3,018        1,678          (73)

Employees' contributions                    1,399      2,290        1,930         844       1,586        1,154          476
Employees' rollovers                           74         67          158         155         248           48           59
Employer incentive match contribution         998          -            -           -           -            -            -
Interest on employee loans                      -          -            -           -           -            -            -
                                        ---------  ---------  -----------  ----------   ---------  -----------  -----------
     Total additions                        7,328      8,828        5,854       1,390       4,852        2,880          462
                                        ---------  ---------  -----------  ----------   ---------  -----------  -----------

Benefit payments                           (8,426)    (5,514)      (3,218)     (1,929)     (3,034)      (1,961)        (799)
                                        ---------  ---------  -----------  ----------   ---------  -----------  -----------

Interfund transfers                         1,167     (1,851)        (146)        439       2,455         (990)        (851)
                                        ---------  ---------  -----------  ----------   ---------  -----------  -----------

Net increase (decrease)
 in net assets available for benefits          69      1,463        2,490        (100)      4,273          (71)      (1,188)

Net assets available for benefits
 at beginning of year                      29,912     29,322       15,777       6,394      10,084        9,632        4,044
                                        ---------  ---------  -----------  ----------   ---------  -----------  -----------

Net assets available for benefits
 at end of year                         $  29,981  $  30,785  $    18,267  $    6,294   $  14,357  $     9,561  $     2,856
                                        =========  =========  ===========  ==========   =========  ===========  ===========


                                       STABLE    EMPLOYEE
                                        VALUE      LOAN
                                        FUND       FUND         TOTAL
Investment income (loss):
   Net appreciation
    (depreciation) of investments      $      -   $      -   $    15,190
   Interest and dividends                 2,414          -         7,332
                                       --------   --------   -----------
     Total investment income              2,414          -        22,522

Employees' contributions                  4,191          -        13,870
Employees' rollovers                        191          -         1,000
Employer incentive match contribution         -          -           998
Interest on employee loans                    -        471           471
                                       --------   --------   -----------
     Total additions                      6,796        471        38,861
                                       --------   --------   -----------

Benefit payments                        (12,098)         -       (36,979)
                                       --------   --------   -----------

Interfund transfers                       1,179     (1,402)            -
                                       --------   --------   -----------

Net increase (decrease)
 in net assets available for benefits    (4,123)      (931)        1,882

Net assets available for benefits
 at beginning of year                    41,795      8,497       155,457
                                       --------   --------   -----------

Net assets available for benefits
 at end of year                        $ 37,672   $  7,566   $   157,339
                                       ========   ========   ===========


The accompanying notes are an integral part of the financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN                                  7


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997
(AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                  PUTNAM       DODGE     VANGUARD                 TEMPLETON
                                          ECHLIN     PUTNAM         NEW        & COX       INDEX         AIM       FOREIGN
                                           STOCK     VOYAGER  OPPORTUNITIES  BALANCED   TRUST 500  CONSTELLATION   EQUITY
                                           FUND       FUND         FUND        FUND        FUND         FUND        FUND
Investment income:
   Net appreciation
    (depreciation) of investments       $   3,734  $   4,211  $     2,580  $      513   $   1,875  $       357  $      (249)
   Interest and dividends                     749      1,764          353         477         195          704          444
                                        ---------  ---------  -----------  ----------   ---------  -----------  -----------
       Total investment income              4,483      5,975        2,933         990       2,070        1,061          195

Employees' contributions                    1,357      2,391        2,027         667       1,054        1,245          514
Employees' rollovers                          135        261          325         185         336          199          117
Employer incentive match contribution         916          -            -           -           -            -            -
Interest on employee loans                      -          -            -           -           -            -            -
                                        ---------  ---------  -----------  ----------   ---------  -----------  -----------
       Total additions                      6,891      8,627        5,285       1,842       3,460        2,505          826
                                        ---------  ---------  -----------  ----------   ---------  -----------  -----------

Benefit payments                           (2,558)    (1,830)      (1,888)       (428)       (614)        (694)        (236)
                                        ---------  ---------  -----------  ----------   ---------  -----------  -----------

Interfund transfers                          (902)      (937)      (1,748)        795       2,311         (539)         618
                                        ---------  ---------  -----------  ----------   ---------  -----------  -----------

Net increase in net assets available
 for benefits                               3,431      5,860        1,649       2,209       5,157        1,272        1,208

Net assets available for benefits at
 beginning of year                         26,481     23,462       14,128       4,185       4,927        8,360        2,836
                                        ---------  ---------  -----------  ----------   ---------  -----------  -----------

Net assets available for benefits at
 end of year                            $  29,912  $  29,322  $    15,777  $    6,394   $  10,084  $     9,632  $     4,044
                                        =========  =========  ===========  ==========   =========  ===========  ===========



                                       STABLE    EMPLOYEE
                                        VALUE      LOAN
                                        FUND       FUND         TOTAL
Investment income:
   Net appreciation
    (depreciation) of investments      $      -   $      -   $    13,021
   Interest and dividends                 2,670          -         7,356
                                       --------   --------   -----------
       Total investment income            2,670          -        20,377

Employees' contributions                  4,154          -        13,409
Employees' rollovers                        344          -         1,902
Employer incentive match contribution         -          -           916
Interest on employee loans                    -        653           653
                                       --------   --------   -----------
       Total additions                    7,168        653        37,257
                                       --------   --------   -----------

Benefit payments                         (6,044)         -       (14,292)
                                       --------   --------   -----------

Interfund transfers                         737       (335)            -
                                       --------   --------   -----------

Net increase in net assets available
 for benefits                             1,861           318     22,965

Net assets available for benefits at
 beginning of year                       39,934      8,179       132,492
                                       --------   --------   -----------

Net assets available for benefits at
 end of year                           $ 41,795   $  8,497   $   155,457
                                       ========   ========   ===========

The accompanying notes are an integral part of the financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN                                  8

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

   1.  DESCRIPTION OF THE PLAN

       GENERAL
       The Echlin Incentive and Savings Investment Plan (Plan) is a defined contribution employee benefit plan that was established on March 1, 1984 to provide benefits for all eligible employees of the former Echlin Inc. as identified in the Plan agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following is a brief description of the Plan. Participants should refer to the Plan agreement for more complete information.

       The Plan is sponsored by Echlin Inc. (Echlin). During 1998, Echlin Inc. was acquired by Dana Corporation (Dana).

       ADMINISTRATION
       The Plan is administered by the Employee Benefits Committee of Echlin. On January 1, 1998, the Plan's trustee was changed from Putnam Fiduciary Trust Company to The Chase Manhattan Bank (Trustee).

       PARTICIPATION
       Each employee who is in a covered class of employees within a participating division, has attained age 21 and has met the service requirements stipulated in the plan agreement is eligible to participate in the Plan.

       EMPLOYEE CONTRIBUTIONS
       An employee may elect to have up to 20 percent of his or her eligible compensation, as defined in the Plan agreement, up to the maximum elective deferral amount as determined under Section 402(g) of the Internal Revenue Code, contributed to his or her account. Contributions for some participants may be further limited as a result of other Internal Revenue Code requirements.

       EMPLOYER CONTRIBUTIONS
       Echlin contributes ten percent on the first six percent of the employee's compensation contributed to the Plan. An additional contribution, as defined in the Plan agreement, may be made depending on Echlin's financial performance during the Plan year. Matching contributions made by Echlin will be invested solely in common stock of Dana.

       VESTING
       Participants are fully vested at all times in their contributions. Before completing five years of service, participants become vested in Echlin's matching contributions at the end of the third calendar year after the contribution was made. Participants who have attained five years of service are fully vested in Echlin's matching contributions.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN                                  9


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


   1.  DESCRIPTION OF THE PLAN (CONTINUED)

       NORMAL RETIREMENT, DISABILITY, TERMINATION OR DEATH

       In accordance with the Plan provisions, participating employees who retire upon attaining age sixty-five or become totally and permanently disabled and whose accounts balance is greater than $5,000 are eligible to receive the full value of their account in either a lump sum payment or in an annuity payment. Retiring and disabled participants whose account balance is less than $5,000 receive the full value of their account in a lump sum payment.

       Upon termination, the vested portion of the participant's account will be payable in a lump sum if the account balance is less than $5,000. Otherwise, the participant's account may remain in the Plan until the participant attains the age of 65.

       Upon a participant's death, the participant's account balance will be paid to the beneficiary in one lump sum.

       LOANS

       The Trustee may extend loans to participants with the approval of the Plan administrator. Participant loans shall not be made for less than $1,000 or exceed the lesser of 50% of the participant's account balance or $50,000 minus the highest amount of outstanding balance of loans to the participant for the previous 12 month period. The loan term shall not be longer than 60 months unless the loan is used to acquire a principal residence. Interest shall be charged on the loan based on rates currently being charged by financial institutions lending money under similar circumstances.

       As participant loans are repaid, the amounts are allocated to the investment fund according to the participant's most recent election with respect to current contributions.

       INVESTMENT OPTIONS

       The following investment options are available to Plan participants:

       a. Dana Stock Fund - Funds are invested in common stock of Dana Corporation.

       b. Stable Value Fund - Funds are invested in a mutual fund which invests in pooled fixed income contracts.

       c. Dodge and Cox Balanced Fund - Funds are invested in a mutual fund which invests approximately 60% in large, well-established companies and the remainder in high quality bonds and cash.

       d. Vanguard Index Trust 500 Fund - Funds are invested in a mutual fund which invests in common stocks listed on the Standard & Poor's 500 Composite Index.

       e. AIM Constellation Fund - Funds are invested in a mutual fund which invests in common stock of medium-sized and smaller emerging growth companies.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN                                  10


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


   1.  DESCRIPTION OF THE PLAN (CONTINUED)

       INVESTMENT OPTIONS (CONTINUED)

       f. Putnam New Opportunities Fund - Funds are primarily invested a mutual fund which invests in common stock of small to medium-sized emerging growth companies.

       g. Putnam Voyager Fund - Funds are invested in a mutual fund which invests in a range of common stock of small, midsize and large companies.

       h. Templeton Foreign Equity Fund - Funds are invested in a mutual fund which invests in stocks and debt obligations of companies and governments outside of the United States.

       The Dana Stock Fund also invests in the VISTA Money Market Fund for temporary cash management purposes.

       PLAN TERMINATION

       Although it has not expressed any intention to do so, Echlin has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA. In the event of Plan termination, participants will become vested in their accounts.


   2.  SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

       EXPENSES OF THE PLAN

       Generally, Echlin pays all expenses associated with the administration of the Plan.

       VALUATION OF INVESTMENTS

       The Plan's investments in common stocks and mutual funds are stated at quoted market value. Investments in guaranteed investment contracts are stated at contract value, which approximates market value.

       Net appreciation or depreciation includes realized gains and losses and net unrealized appreciation and depreciation. Realized gains and losses on investment transactions are recorded as the difference between proceeds received and the fair market value at the beginning of the year of the respective investments sold or cost if acquired during the year. Net unrealized appreciation or depreciation in the fair market value of investments is recorded as the change between the fair market value of investments at the end of the year and the beginning of the year, or cost if acquired during the year.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN                                 11


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


  2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


   3.  INCOME TAX STATUS

       The Internal Revenue Service has ruled that the Plan, as amended through January 1, 1994, qualifies under Section 401(a) of the Internal Revenue Code of 1986 (IRC) and therefore the related plan trust is not subject to tax under present tax laws. The Plan has been amended since receiving the determination letter. However, the Plan's administrator believes that the Plan is currently designed and being operated in compliance with the IRC.


   4.  PARTIES-IN-INTEREST

       Investments in the Dana Stock Fund consist of 722,000 shares of Dana Corporation common stock at December 31, 1998. Investments in the Echlin Stock Fund consisted of 835,000 shares of Echlin Inc. common stock at December 31, 1997. Shares of the Dana Stock Fund are purchased in the open market at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the IRS code and ERISA.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN                          Schedule I
LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
(AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------



                                                                                                             CURRENT
       IDENTITY OF ISSUE                              DESCRIPTION OF INVESTMENT              COST             VALUE

Putnam Investments                             Putnam New Opportunities Fund            $      13,206     $      18,278

Putnam Investments                             Putnam Voyager Equity Fund                      19,677            30,807

Dodge & Cox                                    Dodge & Cox Balanced Fund                        6,033             6,298

The Vanguard Group                             Vanguard Index Trust 500 Fund                   10,379            14,367

AIM Funds                                      AIM Constellation  Fund                          7,775             9,568

Franklin Templeton                             Templeton Foreign Equity Fund                    3,353             2,858

New York Life Insurance Company                New York Life Insurance Company
                                               Annuity                                          6,740             6,740

AIM Funds                                      INVESCO Stable Value Fund                       30,963            30,963

*Dana Common Stock                             Common stock                                    21,809            29,992

*Participant Notes Receivable                  Various interest rates/various
                                                maturities                                          -             7,566
                                                                                        -------------     -------------

                                                                                        $     119,935     $     157,437
                                                                                        =============     =============


*Dana Corporation and participants are known parties-in-interest to the Plan.

This schedule was prepared from data certified by The Chase Manhattan Bank, the trustee of the Plan.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN                        Schedule II

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS*
FOR THE YEAR ENDED DECEMBER 31, 1998
(AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                                       CURRENT VALUE
                                  DESCRIPTION                                                           OF ASSET ON
          PARTY                       OF                       PURCHASE      SELLING        COST OF     TRANSACTION
        INVOLVED                     ASSET                      PRICE         PRICE          ASSET          DATE        NET GAIN

Echlin Inc.               Echlin Inc. Common Stock            $   1,959                    $   1,959     $    1,959

Echlin Inc.               Echlin Inc. Common Stock                         $   10,363          5,007         10,363    $    5,356

AIM Funds                 INVESCO Stable Value Fund              21,957                       21,957         21,957

AIM Funds                 INVESCO Stable Value Fund                            14,633         14,633         14,633

Putnam Investments        Putnam New Opportunities Fund           3,358                        3,358          3,358

Putnam Investments        Putnam New Opportunities Fund                         4,088          3,090          4,088           998

Putnam Investments        Putnam Voyager Fund                     4,838                        4,838          4,838

Putnam Investments        Putnam Voyager Fund                                   7,779          4,859          7,779         2,920

The Vanguard Group,       Vanguard Index Trust 500 Fund           5,994                        5,994          5,994
Inc.

The Vanguard Group,       Vanguard Index Trust 500 Fund                         4,530          3,400          4,530         1,130
Inc.

Chase Manhattan Bank      VISTA Money Market Fund                15,195                       15,195         15,195

Chase Manhattan Bank      VISTA Money Market Fund                              14,705         14,705         14,705

*Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1997 as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

This schedule was prepared from data certified by The Chase Manhattan Bank, the trustee of the Plan.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Echlin Incentive and Savings Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                               Echlin Incentive and Savings
                                               Investment Plan


Date:  June 30, 1999                           /s/    Armand T. Flynn
                                               ---------------------------------
                                               Armand T. Flynn
                                               Plan Administrator

                                INDEX TO EXHIBITS



EXHIBIT NO.
-----------



    23.     Consent of Independent Auditors